NEWS RELEASE

ORLA MINING REPORTS VOTING RESULTS OF THE ANNUAL SHAREHOLDER MEETING

VANCOUVER, BC – May 14, 2021 – **Orla Mining Ltd**. (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to report the voting results for the election of its Board of Directors, which took place at the Company's Annual and Special Meeting of Shareholders ("AGM") held today. All nominees, as set forth in the Company's Management Information Circular dated April 6, 2021 ("Circular"), were elected as directors of Orla at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Charles Jeannes	159,235,659	90.75%	16,236,686	9.25%
Richard Hall	174,827,645	99.63%	644,701	0.37%
Jason Simpson	171,337,399	97.64%	4,134,946	2.36%
Jean Robitaille	164,184,535	93.57%	11,287,811	6.43%
George Albino	171,324,430	97.64%	4,147,915	2.36%
Tim Haldane	175,116,845	99.80%	355,501	0.20%
David Stephens	163,841,705	93.37%	11,630,641	6.63%
Elizabeth McGregor	167,478,270	95.44%	7,994,076	4.56%
Eric Colby	168,180,809	95.84%	7,291,536	4.16%

The shareholders also approved: (1) the appointment of Ernst & Young LLP as auditor of the Corporation for the ensuing year and authorizing the Board of Directors to fix the remuneration of the auditor; and (2) the approval of unallocated stock options under the Company's stock option plan. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	% For	Withheld/ Against	% Withheld/Against
Appointment of Auditors	Carried	182,507,216	99.98%	29,807	0.02%
Approval of Unallocated Stock Options	Carried	160,920,283	91.71%	14,552,063	8.29%



NEWS RELEASE

The Company filed its Form 40-F for the year ended December 31, 2020 with the Securities and Exchange Commission and it is available under the Company's profile on EDGAR at www.sec.gov. The Company's 2020 Audited Financial Statements are available on the Company's website at https://www.orlamining.com/investors/financials-statements/.

Shareholders may also receive a copy of these Company documents without charge upon request by e-mail at info@orlamining.com.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project – Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is also available on SEDAR at www.sedar.com.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Director, Investor Relations

www.orlamining.com
info@orlamining.com